# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001042634-25-000004
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 254,810; shared voting power 0; sole dispositive power 254,810; shared dispositive power 0; aggregate amount beneficially owned 254,810 (7.5% of the class)
  Comment: This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC by the Reporting Person with respect to the Issuer on December 1, 2025, as amended by Amendment No. 1 to Schedule 13D filed on December 4, 2025. This Amendment No. 2 is being filed to report changes in the Reporting Person's beneficial ownership of the Issuer's Common Stock. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13D and Amendment No. 1. Since the filing of the Reporting Person's most recent Schedule 13D/A, the Reporting Person has acquired additional shares of the Issuer's Common Stock that resulted in an increase in the Reporting Person's beneficial ownership by more than one percent (1%) of the outstanding shares of the Issuer's Common Stock. The Schedule 13D/A is hereby amended and supplemented to include the information set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 254,810 shares of Common Stock reported on this Amendment No. 2 as beneficially owned by the Reporting Person is approximately $184,558, including brokerage commissions. Such shares were acquired with the Reporting Person's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 254,810 shares of the Issuer's Common Stock, representing 7.5% of the Issuer's Common Stock, which is calculated based on 3,389,661 shares of Common Stock outstanding on October 22, 2025, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on October 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 254,810 shares of Common Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: The transactions in the shares of the Issuer's Common Stock by the Reporting Person during the past 60 days are set forth in Exhibit 99.1 hereto and incorporated by reference herein. All such transactions were effected in the open market, including through multiple open market purchase transactions that occurred on the same day at different prices, which transactions are reported in the aggregate within a one dollar price range. Exhibit 99.1 sets forth the range of prices for each such one-dollar aggregate disclosure and includes the Reporting Person's undertaking to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Transactions in the Common Stock During the Past 60 Days
Exhibit 99.2 - Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt By POA from Henry Posner III, Reporting Person (12/11/2025)
Comment: Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)